RESPONSE OF THE OFFICE OF PUBLIC UTILITY REGULATION

Our Ref. No. 99-5-OPUR
Indeck-Olean Limited Partnership

DIVISION OF INVESTMENT MANAGEMENT

File No. 132-3

Based on the facts and representations in your letter of May 21, 1999, we would not recommend any enforcement action to the Commission under the Public Utility Holding Company Act of 1935, including section 2(a)(3), against BA Leasing & Capital Corporation and Firstar Equipment Finance Corporation, in the event that they engage in the transactions described.

You should note that facts or conditions different from those presented in your letter might require a different conclusion. Further, this response expresses only the Division's position on enforcement action. It does not purport to express any legal conclusion on the questions presented.

David G. LaRoche

David G. LaRoche
Special Counsel

May 24, 1999

**McKenna & Cuneo, L.L.P.**

Attorneys at Law

Washington, D.C. | Los Angeles | San Francisco | San Diego

1900 K Street, N.W. ▪ Washington, D.C. 20006-1108
202-496-7500 ▪ Fax: 202-496-7756
http://www.mckennacuneo.com

Denver | Dallas | Brussels | London

May 21, 1999

**VIA HAND DELIVERY**

**Carol A. Smoots**
202-496-7196
carol_smoots@mckennacuneo.com

Ms. Catherine A. Fisher, Director
Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

1935 Act/Section 2(a)(3)

Re: Request for No-Action Letter Under Section 2(a)(3) of the Public Utility Holding Company Act of 1935

Dear Ms. Fisher:

On behalf of Indeck-Olean Limited Partnership ("Indeck-Olean"), we are requesting confirmation of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend to the Commission any enforcement action under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), or the rules and regulations promulgated thereunder, against BA Leasing & Capital Corporation ("BALCAP") and Firstar Equipment Finance Corporation ("Firstar"), the owners of certain generation equipment leased to Indeck-Olean, should they engage in the transaction described herein.

This submission supersedes all prior filings made by Indeck-Olean with respect to this matter and constitutes Indeck-Olean's complete request for a no-action letter.

## I. BACKGROUND

### A. The Parties

Indeck-Olean is a Delaware limited partnership that owns a 79 MW cogeneration facility located in Olean, New York (the "Facility"). The Federal Energy Regulatory Commission ("FERC") has determined Indeck-Olean to be an exempt wholesale generator ("EWG") under Section 32 of the 1935 Act.[1] The Facility is a qualifying facility ("QF") within the meaning of 16 U.S.C. § 796(18)(1994) and 18 C.F.R. § 292.101 (1998).[2] All power generated by the Facility is sold by Indeck-Olean at wholesale to purchasers located in the United States.

BALCAP is a California corporation, with its principal office located in San-Francisco. Firstar is a Delaware corporation, with its principal office located in San-Francisco. Both BALCAP and Firstar are leasing and equipment finance companies, not primarily engaged in the business of a public utility company.

### B. The Transaction

As of November 25, 1998, Indeck-Olean entered into a sale/leaseback transaction with BALCAP and Firstar (the "Transaction"). Under the terms of the Transaction, Indeck-Olean would sell certain equipment (the "Equipment") to BALCAP and Firstar and then would lease said Equipment back pursuant to two substantially identical seven-year net lease agreements (the "Leases"). The Equipment subject to the Transaction is as follows:

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[1] Indeck-Olean Limited Partnership, Docket No. EG99-45-000, 86 FERC ¶62,096 (February 4, 1999).

[2] See Notice of Self-Certification of Qualifying Status of a Cogeneration Facility, Docket No. QF90-154-000, et al. Compliance with the FERC's QF regulations is determined on an annual basis. See 18 C.F.R. § 292.205 (1998). While the Facility has been a QF since it went into operation, Indeck-Olean may chose to relinquish its QF status during the current calendar year.

BALCAP LEASE

Gas Turbine rated at 41,780 kW
Heat Recovery Steam Generator
(with duct burner expanded from
120,000 lbs./hr. to 320,000 lbs./hr)
3 Cell Cooling Tower
(with appliances)

FIRSTAR LEASE

Steam Turbine rated at 44,994 kW

The Leases provide, among other things, that Indeck-Olean will bear all costs and expenses with respect to the Leases and the Equipment, including maintenance, risk of loss, insurance and taxes. Further, both Leases provide for agreed upon quarterly rental payments that represent a percentage of the purchase price of the Equipment. These payments are not based on revenues or income to be received by Indeck-Olean from sales of electricity. At the end of the Leases, Indeck-Olean will have an option to return the Equipment to BALCAP and Firstar, to purchase the Equipment at the then fair market value, or to renew the Leases for an additional three-year period. Further, both Leases provide for an early buyout option for Indeck-Olean to purchase the Equipment in August of 2003 at a set percentage of the purchase price. Neither BALCAP nor Firstar will take any part in the operation or management of the Facility, nor have any other role, other than the leasing arrangement described herein.

## II. ISSUE PRESENTED

Section 2(a)(3) of the 1935 Act defines an "electric utility company" as "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale . . ." 15 U.S.C. § 79b(a)(3). In the Transaction described above, although BALCAP and Firstar will be passive lessors of the Equipment and will have no involvement in the operation of the Facility,[3] the

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[3] Indeck Energy Services of Olean, Inc. ("Indeck Energy"), an affiliate of Indeck-Olean, will be the sole operator of the Facility. Indeck Energy is an EWG under Section 32 of the 1935 Act. Indeck Energy Services of Olean, Inc., Docket No. EG99-44-000, 86 FERC ¶62,095 (February 4, 1999).

danger remains that BALCAP and Firstar could be deemed to fall technically within the definition of an "electric utility company" under the 1935 Act, thereby subjecting themselves and their affiliates to the Commission's regulation and jeopardizing the Transaction.

It does not appear that BALCAP and Firstar are eligible for EWG status, since Section 32(a)(1) of the 1935 Act requires that a person must be engaged exclusively in the business of owning and/or operating "eligible facilities" and must sell electric energy at wholesale to be eligible for EWG status. See 15 U.S.C. § 79z-5a(a)(1). BALCAP and Firstar appear not to satisfy this definition since they are leasing and equipment finance companies and therefore are not engaged exclusively in the business of owning and/or operating "eligible facilities."

Nor does Rule 7(d) of the Commission's regulations, 17 C.F.R. §250.7(d)(1998), appear to be available to BALCAP and Firstar. Rule 7(d) exempts from the Commission's regulation under the 1935 Act certain passive lessors of equipment *to public utility companies.*[4] Indeck-Olean, however, is an EWG. Section 32(e) of the 1935 Act provides that "an [EWG] shall not be considered an electric utility company under section 2(a)(3) of [the 1935 Act]." 15 U.S.C. § 79z-5a(e). Since Indeck-Olean has never been an "electric utility company" (and therefore a "public utility company") due to its QF (and now also EWG) status, Rule 7(d) is simply not applicable to BALCAP and Firstar.

Because BALCAP and Firstar appear not to qualify either for EWG status or the Rule 7(d) exemption, we are requesting a no-action letter concurring with the view that BALCAP and Firstar should not be deemed "electric utility companies" under the 1935 Act as a result of their participation in the above-described sale/leaseback Transaction.

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[4] For example, Rule 7(d) requires that the facility be "leased under a net lease directly to *a public utility company* . . ." 17 C.F.R. § 250.7(d)(1)(i)(1998). (Emphasis added.)

## III. ANALYSIS

Section 2(a)(3) of the 1935 Act provides, in relevant part, that an "electric utility company" is "any company which owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale . . . ." 15 U.S.C. § 79b(a)(3). As discussed below, BALCAP and Firstar should not be deemed to be "electric utility companies" by virtue of holding legal title to the leased Equipment because: (i) BALCAP and Firstar hold only a passive interest in the Facility, (ii) Indeck-Olean is an exempt entity under the 1935 Act, and (iii) on the facts presented, public policy would not be served by subjecting BALCAP and Firstar to regulation under the 1935 Act.

### A. Passive Nature of the Lessors' Interest

BALCAP and Firstar will hold their interest in the Facility solely as a result of the above-described sale/leaseback Transaction. They will not exercise dominion or control over the Facility or Indeck-Olean. Nor will they have any role in the operation of the Facility. Rather, Indeck-Olean and its affiliates will exercise control over the Facility, including the leased Equipment, and will sell energy generated by the Facility at wholesale.

As noted above, the Leases provide that Indeck-Olean will bear all costs and expenses with respect to the Leases and the Equipment, including maintenance, risk of loss, insurance and taxes. Further, Indeck-Olean has an option to purchase the Equipment at the end of the initial (or additional) term at the then fair market value. The Leases also provide for an early buyout option for Indeck-Olean to purchase the Equipment in August of 2003 at a set percentage of the purchase price. The rent payments under the Leases are based on the purchase price, and not on revenues or income from the leased Equipment. Finally, neither BALCAP nor Firstar are primarily engaged in the business of a public utility company.

### B. The Lessee is an Exempt Entity

In enacting Section 32 of the 1935 Act, Congress made available an exemption from regulation under the 1935 Act to persons owning and/or operating "eligible facilities." See 15 U.S.C. § 79z-5a(e). The public policy established by Congress in Section 32 of exempting such persons from regulation under the 1935 Act should apply with even greater force to companies that are purely passive owners of certain power plant equipment leased to and operated by entities that are